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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 12 TO
SCHEDULE 13D

Under the Securities Exchange Act of 1934

DRUMMOND FINANCIAL CORPORATION (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
12660E10 (CUSIP Number)

Bruno Di Spirito, Executive Vice President
Gibralt Capital Corporation
1177 West Hastings, St., Suite 2000
Vancouver, BC V6E 2K3
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 7, 2001 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12660E10

1.
Names of Reporting Persons:  GIBRALT CAPITAL CORPORATION (successor by merger to Gibralt Holdings, Ltd.)

    I.R.S. Identification Nos. of above persons (entities only):  N/A (Canadian corporation)

2.
Check the appropriate box if a member of a group:  (a) / /  (b) / /

3.
SEC use only:

4.
Source of funds:  WC

5.
Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):  / /

6.
Citizenship or place of organization: ALBERTA, CANADA

    Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power:	0
8.	Shared Voting Power:	0
9.	Sole Dispositive Power:	0
10.	Shared Dispositive Power:	0
11.
Aggregate amount beneficially owned by each reporting person:  0

12.
Check if the aggregate amount in row 11 excludes certain shares:  / /

13.
Percent of class represented by amount in row 11:  0%

14.
Type of reporting person:  CO

CUSIP NO. 12660E10	Page 3 of 4 pages

AMENDMENT NO. 12 TO
SCHEDULE 13D

Gibralt Capital Corporation ("Gibralt"), an Alberta, Canada corporation and successor by merger to Gibralt Holdings, Ltd., is filing this Amendment No. 12 in order to update the Schedule 13D filed by it on December 1, 1995, and subsequent amendments, relating to the common stock of Drummond Financial Corporation ("Drummond").

AMENDMENTS

Item 2(a)-(c) is amended in its entirety as follows:

    ITEM 2.  Identity and Background.

      (a)-(c) The following persons are all of the executive officers and directors of Gibralt. Each of them (1) has a business address of 1177 West Hastings, St., Suite 2000, Vancouver, BC V6E 2K3, and (b) is a Canadian citizen.

    Samuel Belzberg, President and Director.

    Bruno Di Spirito, Executive Vice President and Chief Financial Officer.

    Barry Brovender, Vice President

    Johnny Ciampi, Vice President, Secretary and Treasurer.

    Marilyn Selman, Assistant Secretary

    Francis Belzberg, Director.

Item 3 is amended in its entirety as follows:

    ITEM 3.  Source and Amount of Funds or Other Consideration.

    The acquisitions reported in Item 5(c)(1) were funded from Gibralt's working capital.

Item 4 is amended in its entirety as follows:

    ITEM 4.  Purpose of Transaction.

    The acquisitions reported in Item 5(c)(1) were made for investment purposes.

Item 5 is amended in its entirety as follows:

    ITEM 5.  Interest in Securities of the Issuer.

  (a)
  After the acquisitions reported in Item 5(c)(1), Gibralt owned 606,350 shares, or 22.3%, of Drummond common stock, until May 7, 2001 when it sold all of those shares in the transaction reported in Item 5(c)(2). Gibralt currently owns no shares of Drummond common stock. None of Gibralt or any of its officers or directors have owned any shares of Drummond common stock at any time.

  (b)
  See Item 5(a)(2) and Item 2.

  (c)
  (1) Acquisitions:

Date	# of Shares	$/Share	Where/How Purchased

December 15, 1997	10,000	$1.02	NASD OTC Bulletin Board
December 29, 1997	3,000	$1.05	NASD OTC Bulletin Board
December 31, 1997	5,000	$1.05	NASD OTC Bulletin Board
January 8, 1998	200	$1.00	NASD OTC Bulletin Board
  (2)
  Dispositions:

Date	# of Shares	$/Share	Where/How Sold
May 7, 2001	606,350	$0.825	Private transaction

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 26, 2001

GIBRALT CAPITAL CORPORATION
By:	/s/ BRUNO DI SPIRITO
Title:	Executive Vice President

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AMENDMENT NO. 12 TO SCHEDULE 13D
Signature